SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CABOT INDUSTRIAL TRUST
(Name of Subject Company (Issuer))

CALWEST INDUSTRIAL PROPERTIES, L.L.C.
ROOSTER ACQUISITION CORP.
(Name of Filing Person (Offeror))

COMMON SHARES OF BENEFICIAL INTEREST,
PAR VALUE $.01 PER SHARE
(Including the Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

127072106
(CUSIP Number of Class of Securities)

Charles B. Leitner, III
Senior Vice President
RREEF America, LLC
101 California Street, 26th floor
San Francisco, California 94111
Telephone: (415) 781-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

COPIES TO:

Richard V. Smith, Esq. Elaine Stein, Esq. Orrick, Herrington & Sutcliffe LLP Old Federal Reserve Bank Building 400 Sansome Street San Francisco, California 94111 Telephone: (415) 392-1122	Edward J. Schneidman, Esq. Mayer, Brown & Platt 190 South Lasalle Street Chicago, Illinois 60603 Telephone: (312) 782-0600

/X/      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
/X/      third-party tender offer subject to Rule 14d-1.
/ /        issuer tender offer subject to Rule 13e-4.
/ /        going-private transaction subject to Rule 13e-3.
/ /        amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

Item 12 EXHIBITS

(a) (1) (A) Text of Press Release issued by California Public Employees' Retirement System (CalPERS) on October 29, 2001.

EXHIBIT INDEX

(a) (1) (A) Text of Press Release issued by California Public Employees' Retirement System (CalPERS) on October 29, 2001.

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Exhibit (a)(1)(A)

News Release

California Public Employees' Retirement System o 400 P Street o Sacramento, California 95814

FOR IMMEDIATE RELEASE

Contact: Brad Pacheco/Pat Macht Office of Public Affairs (916) 326-3991	October 29, 2001

CalPERS JOINT VENTURE SEALS $2.1 BILLION INDUSTRIAL
REAL ESTATE ACQUISITION

         SACRAMENTO, CA – The California Public Employees’ Retirement System (CalPERS) announced today that CalWest Industrial Properties, LLC (CalWest), a joint venture between the California pension fund and its industrial real estate investment advisor RREEF, has entered into a definitive merger agreement to acquire all of the outstanding common shares of Cabot Industrial Trust for $24 per share. The total value of the all-cash transaction, including Cabot’s debt and preferred securities, is approximately $2.1 billion.

         CalWest will proceed with an all-cash tender offer shortly and expects to close the transaction in December 2001. The transaction will add 360 industrial properties to CalPERS real estate portfolio.

         “We have captured a portfolio of high quality industrial assets in strong markets, including markets in our own home state,” said Daniel Szente, Chief Investment Officer for CalPERS. “I’m confident this acquisition will strengthen our real estate portfolio and serve as a good long-term investment for our fund and its members.”

         CalWest will assume ownership of more than 41 million square feet of warehouse, distribution and workspace in 19 major metropolitan areas across the nation. The properties span the U.S. map from Seattle to New York, including California cities such as Los Angeles, San Francisco, San Diego, and San Jose. The cities are expected to have the strongest long-term prospects, based on employment and distributions trends. RREEF will be responsible for property and portfolio management.

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         This portfolio’s geographic diversity and solid tenant base makes it a terrific complement to CalWest’s current industrial real estate holdings,” said Warren Otto, RREEF Principal and CalWest Portfolio Manager.

         CalPERS currently owns more than $12.4 billion in real estate assets, including $3.5 billion in industrial properties.

         CalPERS is the nation’s largest public pension fund with assets totaling approximately $151 billion. The System provides retirement and health benefits to more than 1.2 million State and local public agency employees and their families. For further information on CalPERS, please visit the System’s web site at www.calpers.ca.gov.

RREEF manages $15.1 billion in pension fund real estate investments for over 196 corporate, public and international clients. Its activities include private and public market equity investments ranging from core investments to higher return/higher risk holdings, including development.

         RREEF has 100 property management offices nationwide and property acquisitions offices in San Francisco, Chicago and New York. Additional information can be found on their web site, www.rreef.com.

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